LARGO INC.

Voting Results for the Annual General and Special Meeting of Shareholders Held on June 16, 2026

To: The Canadian securities regulatory authorities

Report of Voting Results

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general and special meeting of shareholders (the "Meeting") of Largo Inc. (the "Corporation") held on June 16, 2026. Shareholders holding an aggregate of 54,492,193 common shares (53.99% of the outstanding common shares) were present or represented by proxy at the Meeting. The results of the voting are set out below.

Number of Directors

At the Meeting, the shareholders passed a resolution fixing the number of directors to be elected at the Meeting at five (5) directors by a majority of votes cast in person or by proxy at the Meeting. If a ballot had been taken, based on the scrutineer's report on those in attendance or voting by proxy, the voting results would have been as follows:

Outcome	Votes For	%	Votes Against	%
Approved	53,781,369	98.713%	701,020	1.287%

Election of Directors

At the Meeting, each of the following individuals nominated in the Corporation's management information circular dated May 6, 2026 (the "Circular") was elected as a director by a majority of votes cast in person or by proxy at the Meeting. If a ballot had been taken, based on the scrutineer's report on those in attendance or voting by proxy, the voting results would have been as follows:

Director Nominee	Votes For	%	Votes Withheld	%

Alberto Arias	35,288,944	83.171%	7,140,296	16.829%

David Brace	41,639,822	98.139%	789,418	1.861%

Alonso Checa	42,133,662	99.303%	295,578	0.697%

Daniel Tellechea	36,148,946	85.198%	6,280,294	14.802%

Andrea Weinberg	41,809,985	98.541%	619,254	1.459%

Appointment of Auditors

At the Meeting, the shareholders re-appointed KPMG LLP as the Corporation's auditors, to hold office until the next annual meeting of shareholders of the Corporation or until a successor is appointed, and authorized the directors to fix the auditors' remuneration, by a majority of votes cast in person or by proxy at the Meeting. If a ballot had been taken, based on the scrutineer's report on those in attendance or voting by proxy, the voting results would have been as follows:

Outcome	Votes For	%	Votes Withheld	%

Approved	54,316,728	99.696%	165,665	0.304%

Share Compensation Plan

At the Meeting, the shareholders passed an ordinary resolution (the "Share Compensation Plan Resolution") to approve the Share Compensation Plan, as amended and restated (the "Amended and Restated Share Compensation Plan") by a majority of votes cast in person or by proxy at the Meeting. The Amended and Restated Share Compensation Plan is the same in all material respects to the Share Compensation Plan as approved during the annual and special meeting of the shareholders held on June 26, 2023. If a ballot had been taken, based on the scrutineer's report on those in attendance or voting by proxy, the voting results would have been as follows:

Outcome	Votes For	%	Votes Withheld	%

Approved	35,693,992	84.126%	6,735,247	15.874%